November 22,
2021

Christopher C. Paci, Esq.
DLA Piper LLP (US)
1251 6th Ave.
New York, NY 10020

       Re:       Empresa Distribuidora y Comercializadora Norte S.A.
                 Schedule TO-T/13E-3 filed by Empresa de Energ a del Cono Sur S.A. and
                 South American Energy LLP
                 Filed November 12, 2021
                 File No. 005-83696

Dear Mr. Paci:

       We have reviewed the filing referenced above and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand the disclosure.

       Please respond to this letter by amending the filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to the facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendments to the filing and the information you provide in response to these comments, we may have additional comments. Please note that capitalized terms used but not defined herein have the meanings ascribed to them in the filing.

Schedule TO

1. The cover page of the Schedule TO identifies one of the bidders, Empresa de Energ a del
       Cono Sur S.A., as    EDENOR.    However, it appears that such entity is
otherwise referred
       to as    Edelcos    and that the target is generally referred to as
Edenor.    Please clarify or
       advise, and please ensure consistency in the use of such terminology throughout the
       Schedule TO and all exhibits.

2.     In light of Pampa   s obligation to purchase shares tendered in the
Offers, please provide
       us with your legal analysis as to why Pampa should not be considered a bidder in the U.S.
       Offer under Regulation 14D.
 Christopher C. Paci, Esq.
November 22, 2021
Page 2


Offer to Purchase

General

3. Please provide prominent disclosure of the fact that the current market price of the shares subject to the U.S. Offer greatly exceeds the Offer Price.

4. Please correct the page numbering throughout the document and in the table of contents.

Forward Looking Statements, page 4

5.     We note your reference to Section 27A of the Securities Act of 1933 and
Section 21E of
       the Securities Exchange Act of 1934. Note that the safe harbor protections for forward-
       looking statements contained in those federal securities laws do not apply to statements made in connection with a going-private transaction or a tender offer. See Sections
       21E(b)(1)(E) and 21E(b)(2)(C) of the Securities Exchange Act of 1934. Please delete the reference or clarify that it is not applicable to the tender offer. Please do this in the U.S.
       Offer to Purchase and in any other documents related to the U.S. Offer.

Special Factors, page 1

6. Please ensure that all capitalized terms are defined. For example, please define the term
          Announcement Date.

7.     Please correct the reference to       approximately three percent (127%)
more than the
       aggregate offering price of twenty (20) Class B Shares.

8. We note that BA Advisors considered historical market prices in putting together the BA
       Advisors Valuation Report. In light of the extreme rise in the market price of the Class B
       Shares following issuance of the report, please disclose what consideration the Board of
       Directors gave to having BA Advisors produce an updated valuation report, and, assuming no such updated report was produced, please disclose that fact.

Procedures for Participating in the U.S. Offer, page 4

9.     We note the following disclosure on page 11 (and variations of it
elsewhere):    All
       questions as to the form of documents and the validity, form, eligibility, including time of receipt, and acceptance for purchase of any tender of Class B Shares will be determined by us in our sole discretion, which determination shall be final and binding on all
       parties.    Please revise this disclosure (as well as parallel
disclosure elsewhere) to clarify
       that shareholders may challenge such determinations in a court of competent jurisdiction.

Certain Legal and Regulatory Matters, page 26

10.    We note the statement on page 26 that the bidders    may be deemed
affiliates of Edenor.
       Please revise such statement to remove the uncertainty.
 Christopher C. Paci, Esq.
November 22, 2021
Page 3


Fees and Expenses, page 28

11. The U.S. dollar total in the table does not represent the sum of the line items. Please correct.

Please contact me at (202) 551-8094 if you have any questions regarding our comments.

                                                             Sincerely,

                                                             /s/ David M.
Plattner

                                                             David M. Plattner
                                                             Special Counsel
                                                             Office of Mergers
and Acquisitions